February 5, 2010
VIA EDGAR
Mr. Mark P. Schuman
Branch Chief — Legal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K for Fiscal Year Ended March 31, 2009 Filed May 19, 2009 File No. 001-33026
Dear Mr. Schuman:
This letter responds to the Staff’s comment letter dated January 27, 2010 addressed to N. Robert Hammer, Chief Executive Officer of CommVault Systems, Inc. (the “Company”), regarding the above-referenced filing. Set forth below are the Company’s responses to the Staff’s comments. Numbered responses below correspond to the numbering in the Staff’s letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Overview, page 32
1.	Although this section discusses certain known material opportunities presented by known treads and uncertainties, as well as the actions you are taking to address these opportunities, challenges and risks, it appears that you have discussed the impact of certain trends, such as cloud computing, during earnings calls, and have not included corresponding disclosure in this section of your filings. Disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude either that it is not reasonably likely that the trend, uncertainty or other event will occur or come to fruition, or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur. One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company’s earnings and cash flow, so that readers can ascertain the likelihood that past performance is indicative of future performance. Ascertaining this indicative value depends to a significant degree on the quality of disclosure about the facts and circumstances surrounding known material trends and uncertainties in MD&A. When drafting this section of future filings, please refer to Section III.B.3 of SEC Release No. 33-8350. Please note that this comment also applies to your quarterly reports on Form 10-Q.

The Company will incorporate the required disclosures in future Form 10-K and Form 10-Q filings. Please refer to page 18 within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Company’s Quarterly Report on Form 10-Q for the nine months ended December 31, 2009 filed with the SEC on February 5, 2010.
Liquidity and Capital Resources, page 44
2.	We note the discussion of your stock repurchase program. This discussion should include an analysis explaining the underlying business objectives/reasons for this program, as well as its implications for your capital resources and future operations. See Sections III.B.4 and IV of SEC Release No. 33-8350. Please note that this comment also applies to your quarterly reports on Form 10-Q.
The Company will incorporate the required disclosures in future Form 10-K and Form 10-Q filings. Please refer to pages 30 and 31 within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Company’s Quarterly Report on Form 10-Q for the nine months ended December 31, 2009 filed with the SEC on February 5, 2010.
Item 11. Executive Compensation, page 79 (Incorporated by Reference From Proxy Statement Filed July 10, 2009)
Executive Compensation, page 12
Compensation Discussion and Analysis, page 12
Components of Executive Compensation, page 13
Base Salary, page 13
3.	For each named executive officer, please provide a reasonably detailed explanation of the reasons for the specific amount that you increased their base salary for fiscal 2009.
The Company will incorporate the required disclosures in future Proxy Statements that are incorporated by Reference to its Form 10-K.
In addition, by March 15, 2010, the Company will provide the Staff with a revised version of the fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures will reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed changes will be marked to identify the proposed changes.

Non-Equity Incentive Plan Compensation, page 14
4.	Please provide a more detailed explanation of the company’s performance against the total revenue target and linking the company’s performance against the target to the actual amounts awarded to Messrs. Hammer, Bunte, and Miceli.
The Company will incorporate the required disclosures in future Proxy Statements that are incorporated by Reference to its Form 10-K.
In addition, by March 15, 2010, the Company will provide the Staff with a revised version of the fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures will reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed changes will be marked to identify the proposed changes.
5.	We note your statement that with respect to quantitative goals, Messrs. Bunte and Miceli are generally measured against the same performance objectives as Mr. Hammer. Please describe the extent to which the quantitative goals for Messrs. Bunte and Miceli vary from those set forth for Mr. Hammer.
The Company will incorporate the required disclosures in future Proxy Statements that are incorporated by Reference to its Form 10-K.
In addition, by March 15, 2010, the Company will provide the Staff with a revised version of the fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures will reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed changes will be marked to identify the proposed changes.
6.	Please provide a more detailed explanation of the qualitative objectives for Messrs. Bunte and Miceli, as well as how their performance against such objectives resulted in the specific amount of non-equity incentive plan compensation they each received.
The Company will incorporate the required disclosures in future Proxy Statements that are incorporated by Reference to its Form 10-K.
In addition, by March 15, 2010, the Company will provide the Staff with a revised version of the fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures will reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed changes will be marked to identify the proposed changes.

7.	Please provide a more detailed explanation of the company’s quarterly performance against the targets set for Messrs. Miiller and Rose, as well as how the performance against such targets resulted in the specific amount of non-equity incentive plan compensation they each received.
The Company will incorporate the required disclosures in future Proxy Statements that are incorporated by Reference to its Form 10-K.
In addition, by March 15, 2010, the Company will provide the Staff with a revised version of the fiscal 2009 “Executive Compensation” section contained within its Proxy Statement filed on July 10, 2009. The revised disclosures will reflect the substance that the Company proposes to incorporate into future Proxy Statement filings. All proposed changes will be marked to identify the proposed changes.
If you have any questions regarding the foregoing, feel free to contact Louis Miceli, Vice President and Chief Financial Officer, at (732) 870-4004, or the undersigned at (732) 870-4622.
Sincerely,
/S/ N. Robert Hammer
N. Robert Hammer
Chairman, President and Chief Executive Officer

Cc:	Evan S. Jacobson, Barbara C. Jacobs